

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2020

Lisa Conte
Chief Executive Officer and President
Jaguar Health, Inc.
201 Mission Street, Suite 2375
San Francisco, California 94105

> **Re: Jaguar Health, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 9, 2020**
> **File No. 001-36714**

Dear Ms. Conte:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed June 9, 2020

Proposal 1, page 4

1. We note that Proposal 1 seeks stockholder approval of a cashless exercise of the Series 3 Warrants in lieu of a cash exercise price of $0.53 per share of common stock. We also note that you do not mention the cashless feature of the proposal until page 10 of the proxy statement. Please revise your disclosure to more prominently clarify this feature throughout the document, most notably in the letter to stockholders and in the summary of Proposal 1 on page 4.

Proposal 3, page 17

2. We note that Proposal 3 seeks approval to amend the Company's certificate of incorporation to decrease the number of authorized shares of common stock to 130,000,000 shares. Please also disclose the number of shares of common, non-voting and preferred stock currently authorized under the certificate of incorporation so stockholders may understand the impact of the proposed amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Crotty at (202) 551-7614 or Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Lee